Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

	Nine Months Ended September 30,		Fiscal Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(In thousands)
Loss before fixed charge additions
Loss before income taxes and equity in loss of unconsolidated affiliates	$(23,402)	$(16,326)	$(25,432)	$(29,578)	$(34,657)	$(28,655)	$(40,742)
Fixed charges	6,515	9,266	10,710	10,578	4,038	2,202	2,142
Amortization of capitalized interest	215	214	286	119
Interest capitalized	(1,621)	(2,081)	(2,903)	(5,215)	(3,534)	(821)	(868)
Total loss, before fixed charge addition	$(18,293)	$(8,927)	$(17,339)	$(24,096)	$(34,153)	$(27,274)	$(39,468)

Fixed charges:
Interest expensed	$4,193	$5,304	$6,881	$4,153	$146	$1,356	$1,251
Interest capitalized	1,621	2,081	2,903	5,215	3,534	821	868
Amortized premiums, discounts and capitalized expenses related to indebtedness	662	1,841	876	1,185	335
Estimate of interest within rental expense	39	40	50	25	23	25	23
Total fixed charges	$6,515	$9,266	$10,710	$10,578	$4,038	$2,202	$2,142

Total loss and fixed charges	$(24,808)	$(18,193)	$(28,049)	$(34,674)	$(38,191)	$(29,476)	$(41,610)

Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings to cover fixed charges	$(24,808)	$(18,193)	$(28,049)	$(34,674)	$(38,191)	$(29,476)	$(41,610)

(1) In each period presented, we incurred losses before income taxes and equity in loss of unconsolidated affiliates, and as a result, our earnings were insufficient to cover our fixed charges by $24.8 million and 18.2 million for the nine months ended September 30, 2014 and 2013 and $28 million, $34.7 million, 38.2 million, $29.5 million and $41.6 million for the years ended December 31, 2013 through 2009, respectively.